FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated April 7, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	NOTICE TO SHAREHOLDERS

BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in addition to the Manual for the Participation of the Shareholders in the Ordinary and Extraordinary Shareholders Meeting, scheduled for April 27, 2020 (“AGOE”) and disclosed to the market on March 27, 2020 (the “Manual”), hereby presents to its shareholders the following clarifications and additional information:

1 – As provided in the Manual, the Company will waive (i) the fulfillment of the following formalities: certified signature, authentication, notarization and consularization, in order to allow the participation of its shareholders in the AGOE; (ii) the delivery of physical copies of the referred documents by mail, allowing the delivery of such documents exclusively to the following email address: acoes@brf-br.com.

2 – In addition to what is provided in the Manual, in order to facilitate even more the participation of the shareholders in the AGOE, the Company informs that it will also waive the presentation of the sworn translation of the shareholders’ representation documents presented in foreign language. Therefore, the delivery by the shareholder of the original version of those documents, accompanied by their respective free translations, to the email address referred above, will suffice.

BRF expects to count on the participation of its shareholders in the AGOE and, considering the current combatting scenario against the COVID-19 pandemic, it also encourages, if possible, its shareholders to utilize the non-presential voting instruments made available by the Company, i.e., the Distance Voting Form and the Public Request for Proxy. The complete information about the procedures to be adopted to participate in the AGOE by means of those instruments are provided in the Manual and in the Material for the Public Request for Proxy, all available in the Company’s Investors’ Relations’ website (www.brf-global.com/ri, in the item Corporate Governance), in the

Brazilian Securities and Exchange Commission’s website (www.cvm.gov.br) and in the São Paulo Stock and Exchange website (www.b3.com.br).

The Company will keep its shareholders duly informed about any new information relating to its AGOE.

São Paulo, April 7, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer